

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2015

Mail Stop 4631

<u>Via E-mail</u>
Gustavo Henrique Santos de Sousa
Principal Financial Officer
National Steel Company
Av. Brigadeiro Faria Lima, 3,400 – 20th floor
04538-132, São Paulo-SP, Brazil

> **Re: National Steel Company**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed April 30, 2014**
> **File No. 1-14732**

Dear Mr. Sousa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for Fiscal Year Ended December 31, 2014</u>

<u>Financial Statements</u>

<u>Note 2- Summary of Significant Accounting Policies, page FS-8</u>

<u>2.n) Concessions, page FS-16</u>

1. With reference to the specific terms of your material concession arrangements as well as the guidance set forth in IFRIC 12, please tell us why you account for your concessions as operating leases.

<u>2.v) Financial instruments, page FS-18</u>

- <u>Recognition and measurement, page FS-19</u>

2.   Please clarify the nature of the option you refer to in (ii) and your basis for this accounting.

<u>Note 11- Financial Instruments, page FS-43</u>

<u>II – Investments in financial instruments classified as available-for-sale and measured at fair value through OCI, page FS-44</u>

<u>Potential impairment of available-for-sale financial assets, page FS-44</u>

3.   We have the following comments regarding your accounting for your available for sale investment in Usiminas:

- Your disclosure in Note 7.b on page FS-27 indicates that the R$(970,266) comprehensive income "refers to the mark-to-market of investments in Usiminas and Panatlantica." Please tell us the amount of the mark-to-market adjustment that relates to Usiminas;

- With reference to paragraphs 67 through 69 of IAS 39, please reconcile the mark-to-market adjustment that relates to Usiminas to the R$205,000 reclassified to other operating expenses. This reconciliation should include the cost basis of both your common and preferred stock of Usiminas. Please demonstrate that the amount of the loss reclassified from equity to profit or loss is the difference between the acquisition costs and current fair values, less any impairment losses that were previously recognized on these investments; and

- Please reconcile the change in your Usiminas balance sheet amount of R$2,380,355 as of December 31, 2013 to R$1,490,440 to the amount amounts reflected in profit and loss and equity. We note your disclosure stating, "Beginning this date, pursuant to a Company's policy, gains and losses arising from the changes in the quoted prices of the shares are recognized in other comprehensive income." Please clarify the date you are referring to and what you are trying to convey with this statement.

<u>Engineering Comments</u>

<u>Mineral Reserves, page 43</u>

4.   We note your disclosure of the 2014 reserve audit prepared by Snowden do Brasil Consultoria Ltda for both the Casa de Pedra and Engenho mines.

Please forward a copy of this report as supplemental information and not as part of your filing, as required by Industry Guide 7(c).

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. You may contact me at (202) 551-3355 with any other questions.

                            Sincerely,

                            /s/ Terence O'Brien

                            Terence O'Brien
                            Branch Chief
                            Office of Manufacturing and
                            Construction